1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement dated January 2, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: January 2, 2004	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that completion of the Acquisition in accordance with the terms of the Acquisition Agreement dated October 26, 2003 between the Company and China Telecommunications Corporation has taken place on December 31, 2003.

Introduction

Reference is made to the shareholders’ circular dated October 27, 2003 (the “Circular”) and the announcement dated December 15, 2003 issued by the Company. Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Circular.

Completion of the Acquisition

The Board is pleased to announce that completion of the Acquisition in accordance with the terms of the Acquisition Agreement dated October 26, 2003 between the Company and China Telecommunications Corporation has taken place on December 31, 2003.

Connected Transactions

The Stock Exchange has granted a conditional waiver from strict compliance with the requirements of Chapter 14 of the Hong Kong

Listing Rules in relation to the interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements as described in the Circular, which will be effective for two years from January 1, 2004 to December 31, 2005. The details of the conditions of the waiver are set out in the Circular.

By Order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Beijing, December 31, 2003